PE
04-30-02

02027731

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: April, 2002 Commission File No.: 1-11796

MASONITE INTERNATIONAL CORPORATION
(Name of registrant)

1600 Britannia Road East
Mississauga, Ontario
L4W 1J2

(Address of Principal Executive Offices)

PREMDOR INC.
(Former Name of Registrant)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index is on page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASONITE INTERNATIONAL CORPORATION

Date: April 26, 2002

By: ______________________

Name: Harley Ulster
Title: Executive Vice-President and Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page
1	Press Release dated April 22, 2002	5

EXHIBIT 1

EXHIBIT 1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM – (Toronto & New York)

MASONITE REPORTS FIRST QUARTER RESULTS

TORONTO, Ontario (April 22, 2002) – Masonite International Corporation today announced its results for the first quarter ended March 31, 2002. Masonite International Corporation reports in U.S. dollars.

First Quarter Highlights

- Sales increase 19% to $380.6 million
- Internal sales growth represents 50% of increase
- EBITDA increases 64%
- EBITDA margin increases from 8.5% to 11.7%
- EBIT increases 72%
- EBIT margin increases from 6.1% to 8.8%
- Net Income increases 85%
- Earnings per share increases 55%
- Repayment of $100 million of debt from sale of assets

Unaudited Financial Summary
(in millions of dollars except per share amounts)

Reported	**Q1/02**	**Q1/01**	**Increase**
SALES	$380.6	$320.1	19%
EBITDA	$44.7	$27.3	64%
EBIT	$33.6	$19.6	72%
INTEREST EXPENSE	$11.5	$6.6	74%
NET INCOME	$16.1	$8.7	85%
EPS	$0.31	$0.20	55%

Sales for the three month period ended March 31, 2002 were $380.6 million, a 19% increase over the $320.1 million reported in the same period in 2001. Internal growth in the quarter accounted for 50% of the increase in sales. Net income for the three month period was $16.1 million compared to $8.7 million reported in the same period in 2001. Earnings per share were $0.31 for the three month period compared to $0.20 per share in the same period in the prior year.

Segment operating income in North America increased to 10.6% of sales in the first quarter this year compared to 8.5% in the same period in the prior year. In Europe, segment operating income increased to 9.8% of sales in the first quarter this year compared to 4.7% in the same period in the prior year.

As previously reported, in the first quarter the Company completed the sale of all of the shares of its subsidiary Craftmaster Manufacturing, Inc. The cash derived from this transaction and other asset sales was used to repay a U.S. $100 million asset sale loan.

Philip S. Orsino, President and Chief Executive Officer stated "We are continuing to see strong improvement in our EBITDA and EBIT margins and earnings per share. Also the amount of total debt was reduced by over $100 million which strengthens our financial position significantly. Our primary objective is to continue to improve profitability and use free cash flow to reduce debt."

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

This press release contains a number of "forward looking statements". All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including sales growth, level of sales, rates of return and earnings per share and other matters, are forward looking statements. They are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; level of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other governmental regulation; and other factors.

- 30 -

For more information contact:
Mr. Lawrence P. Repar
Executive Vice President and
Managing Director of Sales and Marketing
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.premdor.com
www.masoniteinternational.com

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of three months ended March 31
(In thousands of U.S. dollars except per share amounts)

	2002	2001
Sales	$ 380,571	$ 320,079
Cost of goods sold	301,471	263,281
	79,100	56,798
Selling, general and administration	34,450	29,508
Income before undernoted items	44,650	27,290
Depreciation and amortization	11,011	7,704
Income before interest and income taxes	33,639	19,586
Interest	11,516	6,592
	22,123	12,994
Income taxes	5,067	3,780
	17,056	9,214
Non-controlling interest	944	554
Net income	16,112	8,660
Retained earnings, beginning of period	206,311	166,851
Retained earnings, end of period	$ 222,423	$ 175,511
Earnings per share	$ 0.31	$ 0.20
Diluted earnings per share	$ 0.30	$ 0.20

Masonite®

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	March 31 2002	December 31 2001
ASSETS		
Cash	$ 29,634	$ 40,611
Accounts receivable	213,294	201,765
Inventories	249,266	256,689
Income taxes recoverable	2,138	2,138
Prepaid expenses	13,981	12,055
Future income taxes	20,499	20,479
Assets held for sale	24,300	117,542
	553,112	651,279
Property, plant and equipment	603,620	614,216
Other assets	183,931	173,985
Future income taxes	2,806	2,806
	$ 1,343,469	$ 1,442,286
LIABILITIES AND SHAREHOLDERS' EQUITY		
Bank and other indebtedness	$ 4,309	$ 105,377
Accounts payable	199,815	217,814
Income taxes payable	1,503	-
Current portion of long-term debt	22,348	16,177
	227,975	339,368
Long-term debt	466,376	473,703
Subordinated long-term debt	121,076	117,716
Non-controlling interest	29,069	28,125
Future income taxes	78,000	78,152
	922,496	1,037,064
Common stock	240,069	236,262
Retained earnings	222,423	206,311
Foreign currency translation	(41,519)	(37,351)
	420,973	405,222
	$ 1,343,469	$ 1,442,286

Masonite®

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of three months ended March 31
(In thousands of U.S. dollars)

	2002	2001
Cash flow from operating activities		
Net income for the period	$ 16,112	$ 8,660
Depreciation and amortization	11,011	7,704
Accretion of interest	3,360	-
Non-controlling interest	944	554
Cash reinvested in working capital and other	(24,727)	(14,095)
	6,700	2,823
Cash flow from investing activities		
Proceeds from sale of assets	100,009	-
Additions to property, plant and equipment, net	(8,214)	(5,422)
Other investing activities	(8,351)	25
	83,444	(5,397)
Cash flow from financing activities		
Proceeds from issue of common stock	1,886	-
Net change in bank and other indebtedness	(101,068)	(182)
Net (Repayment) issue of long-term debt	(1,129)	6,766
	(100,311)	6,584
Foreign currency translation adjustment	(810)	(5,792)
Decrease in cash	(10,977)	(1,782)
Cash, beginning of period	40,611	3,878
Cash, end of period	$ 29,634	$ 2,096

Masonite®

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of three months ended March 31
(In thousands of U.S. dollars)

	2002	2001
Sales		
North America	$ 317,155	$ 267,409
Europe	63,416	52,670
	$ 380,571	$ 320,079
Segment operating income		
North America	$ 33,683	$ 22,826
Europe	6,236	2,464
	39,919	25,290
Expenses		
General	6,280	5,704
Interest	11,516	6,592
Income taxes	5,067	3,780
Non-controlling interest	944	554
	23,807	16,630
Net Income	$ 16,112	$ 8,660

Product Line Segment Data		
Sales:		
Interior products	$ 261,055	$ 217,735
Exterior products	119,516	102,344
	$ 380,571	$ 320,079

Masonite®

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: April, 2002 Commission File No.: 1-11796

MASONITE INTERNATIONAL CORPORATION
(Name of registrant)

1600 Britannia Road East
Mississauga, Ontario
L4W 1J2

(Address of Principal Executive Offices)

PREMDOR INC.
(Former Name of Registrant)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index is on page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASONITE INTERNATIONAL CORPORATION

Date: April 26, 2002

By: ______________________
Name: Harley Ulster
Title: Executive Vice-President
and Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page
1	Press Release dated April 22, 2002	5

EXHIBIT 1

EXHIBIT 1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM – (Toronto & New York)

MASONITE REPORTS FIRST QUARTER RESULTS

TORONTO, Ontario (April 22, 2002) – Masonite International Corporation today announced its results for the first quarter ended March 31, 2002. Masonite International Corporation reports in U.S. dollars.

First Quarter Highlights

- Sales increase 19% to $380.6 million
- Internal sales growth represents 50% of increase
- EBITDA increases 64%
- EBITDA margin increases from 8.5% to 11.7%
- EBIT increases 72%
- EBIT margin increases from 6.1% to 8.8%
- Net Income increases 85%
- Earnings per share increases 55%
- Repayment of $100 million of debt from sale of assets

Unaudited Financial Summary
(in millions of dollars except per share amounts)

Reported	Q1/02	Q1/01	Increase
SALES	$380.6	$320.1	19%
EBITDA	$44.7	$27.3	64%
EBIT	$33.6	$19.6	72%
INTEREST EXPENSE	$11.5	$6.6	74%
NET INCOME	$16.1	$8.7	85%
EPS	$0.31	$0.20	55%

Sales for the three month period ended March 31, 2002 were $380.6 million, a 19% increase over the $320.1 million reported in the same period in 2001. Internal growth in the quarter accounted for 50% of the increase in sales. Net income for the three month period was $16.1 million compared to $8.7 million reported in the same period in 2001. Earnings per share were $0.31 for the three month period compared to $0.20 per share in the same period in the prior year.

Segment operating income in North America increased to 10.6% of sales in the first quarter this year compared to 8.5% in the same period in the prior year. In Europe, segment operating income increased to 9.8% of sales in the first quarter this year compared to 4.7% in the same period in the prior year.

As previously reported, in the first quarter the Company completed the sale of all of the shares of its subsidiary Craftmaster Manufacturing, Inc. The cash derived from this transaction and other asset sales was used to repay a U.S. $100 million asset sale loan.

Philip S. Orsino, President and Chief Executive Officer stated "We are continuing to see strong improvement in our EBITDA and EBIT margins and earnings per share. Also the amount of total debt was reduced by over $100 million which strengthens our financial position significantly. Our primary objective is to continue to improve profitability and use free cash flow to reduce debt."

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

This press release contains a number of "forward looking statements". All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including sales growth, level of sales, rates of return and earnings per share and other matters, are forward looking statements. They are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; level of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other governmental regulation; and other factors.

- 30 -

For more information contact:
Mr. Lawrence P. Repar
Executive Vice President and
Managing Director of Sales and Marketing
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.premdor.com
www.masoniteinternational.com

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of three months ended March 31
(In thousands of U.S. dollars except per share amounts)

	2002	2001
Sales	$ 380,571	$ 320,079
Cost of goods sold	301,471	263,281
	79,100	56,798
Selling, general and administration	34,450	29,508
Income before undernoted items	44,650	27,290
Depreciation and amortization	11,011	7,704
Income before interest and income taxes	33,639	19,586
Interest	11,516	6,592
	22,123	12,994
Income taxes	5,067	3,780
	17,056	9,214
Non-controlling interest	944	554
Net income	16,112	8,660
Retained earnings, beginning of period	206,311	166,851
Retained earnings, end of period	$ 222,423	$ 175,511
Earnings per share	$ 0.31	$ 0.20
Diluted earnings per share	$ 0.30	$ 0.20

Masonite®

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	March 31 2002	December 31 2001
ASSETS		
Cash	$ 29,634	$ 40,611
Accounts receivable	213,294	201,765
Inventories	249,266	256,689
Income taxes recoverable	2,138	2,138
Prepaid expenses	13,981	12,055
Future income taxes	20,499	20,479
Assets held for sale	24,300	117,542
	553,112	651,279
Property, plant and equipment	603,620	614,216
Other assets	183,931	173,985
Future income taxes	2,806	2,806
	$ 1,343,469	$ 1,442,286
LIABILITIES AND SHAREHOLDERS' EQUITY		
Bank and other indebtedness	$ 4,309	$ 105,377
Accounts payable	199,815	217,814
Income taxes payable	1,503	-
Current portion of long-term debt	22,348	16,177
	227,975	339,368
Long-term debt	466,376	473,703
Subordinated long-term debt	121,076	117,716
Non-controlling interest	29,069	28,125
Future income taxes	78,000	78,152
	922,496	1,037,064
Common stock	240,069	236,262
Retained earnings	222,423	206,311
Foreign currency translation	(41,519)	(37,351)
	420,973	405,222
	$ 1,343,469	$ 1,442,286

Masonite

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of three months ended March 31
(In thousands of U.S. dollars)

	2002	2001
Cash flow from operating activities		
Net income for the period	$ 16,112	$ 8,660
Depreciation and amortization	11,011	7,704
Accretion of interest	3,360	-
Non-controlling interest	944	554
Cash reinvested in working capital and other	(24,727)	(14,095)
	6,700	2,823
Cash flow from investing activities		
Proceeds from sale of assets	100,009	-
Additions to property, plant and equipment, net	(8,214)	(5,422)
Other investing activities	(8,351)	25
	83,444	(5,397)
Cash flow from financing activities		
Proceeds from issue of common stock	1,886	-
Net change in bank and other indebtedness	(101,068)	(182)
Net (Repayment) issue of long-term debt	(1,129)	6,766
	(100,311)	6,584
Foreign currency translation adjustment	(810)	(5,792)
Decrease in cash	(10,977)	(1,782)
Cash, beginning of period	40,611	3,878
Cash, end of period	$ 29,634	$ 2,096

Masonite®

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of three months ended March 31
(In thousands of U.S. dollars)

	2002	2001
Sales		
North America	$ 317,155	$ 267,409
Europe	63,416	52,670
	$ 380,571	$ 320,079
Segment operating income		
North America	$ 33,683	$ 22,826
Europe	6,236	2,464
	39,919	25,290
Expenses		
General	6,280	5,704
Interest	11,516	6,592
Income taxes	5,067	3,780
Non-controlling interest	944	554
	23,807	16,630
Net Income	$ 16,112	$ 8,660
Product Line Segment Data		
Sales:		
Interior products	$ 261,055	$ 217,735
Exterior products	119,516	102,344
	$ 380,571	$ 320,079

Masonite®

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: April, 2002 Commission File No.: 1-11796

MASONITE INTERNATIONAL CORPORATION
(Name of registrant)

1600 Britannia Road East
Mississauga, Ontario
L4W 1J2

(Address of Principal Executive Offices)

PREMDOR INC.
(Former Name of Registrant)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index is on page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASONITE INTERNATIONAL CORPORATION

Date: April 26, 2002

By: [signature]

Name: Harley Ulster
Title: Executive Vice-President and Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page
1	Press Release dated April 22, 2002	5

EXHIBIT 1

EXHIBIT 1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM – (Toronto & New York)

MASONITE REPORTS FIRST QUARTER RESULTS

TORONTO, Ontario (April 22, 2002) – Masonite International Corporation today announced its results for the first quarter ended March 31, 2002. Masonite International Corporation reports in U.S. dollars.

First Quarter Highlights

- Sales increase 19% to $380.6 million
- Internal sales growth represents 50% of increase
- EBITDA increases 64%
- EBITDA margin increases from 8.5% to 11.7%
- EBIT increases 72%
- EBIT margin increases from 6.1% to 8.8%
- Net Income increases 85%
- Earnings per share increases 55%
- Repayment of $100 million of debt from sale of assets

Unaudited Financial Summary
(in millions of dollars except per share amounts)

Reported	Q1/02	Q1/01	Increase
SALES	$380.6	$320.1	19%
EBITDA	$44.7	$27.3	64%
EBIT	$33.6	$19.6	72%
INTEREST EXPENSE	$11.5	$6.6	74%
NET INCOME	$16.1	$8.7	85%
EPS	$0.31	$0.20	55%

Sales for the three month period ended March 31, 2002 were $380.6 million, a 19% increase over the $320.1 million reported in the same period in 2001. Internal growth in the quarter accounted for 50% of the increase in sales. Net income for the three month period was $16.1 million compared to $8.7 million reported in the same period in 2001. Earnings per share were $0.31 for the three month period compared to $0.20 per share in the same period in the prior year.

Masonite

Segment operating income in North America increased to 10.6% of sales in the first quarter this year compared to 8.5% in the same period in the prior year. In Europe, segment operating income increased to 9.8% of sales in the first quarter this year compared to 4.7% in the same period in the prior year.

As previously reported, in the first quarter the Company completed the sale of all of the shares of its subsidiary Craftmaster Manufacturing, Inc. The cash derived from this transaction and other asset sales was used to repay a U.S. $100 million asset sale loan.

Philip S. Orsino, President and Chief Executive Officer stated "We are continuing to see strong improvement in our EBITDA and EBIT margins and earnings per share. Also the amount of total debt was reduced by over $100 million which strengthens our financial position significantly. Our primary objective is to continue to improve profitability and use free cash flow to reduce debt."

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

This press release contains a number of "forward looking statements". All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including sales growth, level of sales, rates of return and earnings per share and other matters, are forward looking statements. They are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; level of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other governmental regulation; and other factors.

- 30 -

For more information contact:
Mr. Lawrence P. Repar
Executive Vice President and
Managing Director of Sales and Marketing
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.premdor.com
www.masoniteinternational.com

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of three months ended March 31
(In thousands of U.S. dollars except per share amounts)

	2002	2001
Sales	$ 380,571	$ 320,079
Cost of goods sold	301,471	263,281
	79,100	56,798
Selling, general and administration	34,450	29,508
Income before undernoted items	44,650	27,290
Depreciation and amortization	11,011	7,704
Income before interest and income taxes	33,639	19,586
Interest	11,516	6,592
	22,123	12,994
Income taxes	5,067	3,780
	17,056	9,214
Non-controlling interest	944	554
Net income	16,112	8,660
Retained earnings, beginning of period	206,311	166,851
Retained earnings, end of period	$ 222,423	$ 175,511
Earnings per share	$ 0.31	$ 0.20
Diluted earnings per share	$ 0.30	$ 0.20

Masonite®

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	March 31 2002	December 31 2001
ASSETS		
Cash	$ 29,634	$ 40,611
Accounts receivable	213,294	201,765
Inventories	249,266	256,689
Income taxes recoverable	2,138	2,138
Prepaid expenses	13,981	12,055
Future income taxes	20,499	20,479
Assets held for sale	24,300	117,542
	553,112	651,279
Property, plant and equipment	603,620	614,216
Other assets	183,931	173,985
Future income taxes	2,806	2,806
	$ 1,343,469	$ 1,442,286
LIABILITIES AND SHAREHOLDERS' EQUITY		
Bank and other indebtedness	$ 4,309	$ 105,377
Accounts payable	199,815	217,814
Income taxes payable	1,503	-
Current portion of long-term debt	22,348	16,177
	227,975	339,368
Long-term debt	466,376	473,703
Subordinated long-term debt	121,076	117,716
Non-controlling interest	29,069	28,125
Future income taxes	78,000	78,152
	922,496	1,037,064
Common stock	240,069	236,262
Retained earnings	222,423	206,311
Foreign currency translation	(41,519)	(37,351)
	420,973	405,222
	$ 1,343,469	$ 1,442,286

Masonite

Page 8

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of three months ended March 31
(In thousands of U.S. dollars)

	2002	2001
Cash flow from operating activities		
Net income for the period	$ 16,112	$ 8,660
Depreciation and amortization	11,011	7,704
Accretion of interest	3,360	-
Non-controlling interest	944	554
Cash reinvested in working capital and other	(24,727)	(14,095)
	6,700	2,823
Cash flow from investing activities		
Proceeds from sale of assets	100,009	-
Additions to property, plant and equipment, net	(8,214)	(5,422)
Other investing activities	(8,351)	25
	83,444	(5,397)
Cash flow from financing activities		
Proceeds from issue of common stock	1,886	-
Net change in bank and other indebtedness	(101,068)	(182)
Net (Repayment) issue of long-term debt	(1,129)	6,766
	(100,311)	6,584
Foreign currency translation adjustment	(810)	(5,792)
Decrease in cash	(10,977)	(1,782)
Cash, beginning of period	40,611	3,878
Cash, end of period	$ 29,634	$ 2,096

Masonite®

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of three months ended March 31
(In thousands of U.S. dollars)

	2002	2001
Sales		
North America	$ 317,155	$ 267,409
Europe	63,416	52,670
	$ 380,571	$ 320,079
Segment operating income		
North America	$ 33,683	$ 22,826
Europe	6,236	2,464
	39,919	25,290
Expenses		
General	6,280	5,704
Interest	11,516	6,592
Income taxes	5,067	3,780
Non-controlling interest	944	554
	23,807	16,630
Net Income	$ 16,112	$ 8,660

Product Line Segment Data		
Sales:		
Interior products	$ 261,055	$ 217,735
Exterior products	119,516	102,344
	$ 380,571	$ 320,079

Masonite®

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: April, 2002 Commission File No.: 1-11796

MASONITE INTERNATIONAL CORPORATION
(Name of registrant)

1600 Britannia Road East
Mississauga, Ontario
L4W 1J2

(Address of Principal Executive Offices)

PREMDOR INC.
(Former Name of Registrant)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index is on page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASONITE INTERNATIONAL CORPORATION

Date: April 26, 2002

By: ______________________
Name: Harley Ulster
Title: Executive Vice-President
and Secretary

EXHIBIT INDEX

EXHIBIT 1

EXHIBIT 1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM – (Toronto & New York)

MASONITE REPORTS FIRST QUARTER RESULTS

TORONTO, Ontario (April 22, 2002) – Masonite International Corporation today announced its results for the first quarter ended March 31, 2002. Masonite International Corporation reports in U.S. dollars.

First Quarter Highlights

- Sales increase 19% to $380.6 million
- Internal sales growth represents 50% of increase
- EBITDA increases 64%
- EBITDA margin increases from 8.5% to 11.7%
- EBIT increases 72%
- EBIT margin increases from 6.1% to 8.8%
- Net Income increases 85%
- Earnings per share increases 55%
- Repayment of $100 million of debt from sale of assets

Unaudited Financial Summary

(in millions of dollars except per share amounts)

Reported	Q1/02	Q1/01	Increase
SALES	$380.6	$320.1	19%
EBITDA	$44.7	$27.3	64%
EBIT	$33.6	$19.6	72%
INTEREST EXPENSE	$11.5	$6.6	74%
NET INCOME	$16.1	$8.7	85%
EPS	$0.31	$0.20	55%

Sales for the three month period ended March 31, 2002 were $380.6 million, a 19% increase over the $320.1 million reported in the same period in 2001. Internal growth in the quarter accounted for 50% of the increase in sales. Net income for the three month period was $16.1 million compared to $8.7 million reported in the same period in 2001. Earnings per share were $0.31 for the three month period compared to $0.20 per share in the same period in the prior year.

Segment operating income in North America increased to 10.6% of sales in the first quarter this year compared to 8.5% in the same period in the prior year. In Europe, segment operating income increased to 9.8% of sales in the first quarter this year compared to 4.7% in the same period in the prior year.

As previously reported, in the first quarter the Company completed the sale of all of the shares of its subsidiary Craftmaster Manufacturing, Inc. The cash derived from this transaction and other asset sales was used to repay a U.S. $100 million asset sale loan.

Philip S. Orsino, President and Chief Executive Officer stated "We are continuing to see strong improvement in our EBITDA and EBIT margins and earnings per share. Also the amount of total debt was reduced by over $100 million which strengthens our financial position significantly. Our primary objective is to continue to improve profitability and use free cash flow to reduce debt."

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

This press release contains a number of "forward looking statements". All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including sales growth, level of sales, rates of return and earnings per share and other matters, are forward looking statements. They are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; level of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other governmental regulation; and other factors.

- 30 -

For more information contact:
Mr. Lawrence P. Repar
Executive Vice President and
Managing Director of Sales and Marketing
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.premdor.com
www.masoniteinternational.com

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of three months ended March 31
(In thousands of U.S. dollars except per share amounts)

	2002	2001
Sales	$ 380,571	$ 320,079
Cost of goods sold	301,471	263,281
	79,100	56,798
Selling, general and administration	34,450	29,508
Income before undernoted items	44,650	27,290
Depreciation and amortization	11,011	7,704
Income before interest and income taxes	33,639	19,586
Interest	11,516	6,592
	22,123	12,994
Income taxes	5,067	3,780
	17,056	9,214
Non-controlling interest	944	554
Net income	16,112	8,660
Retained earnings, beginning of period	206,311	166,851
Retained earnings, end of period	$ 222,423	$ 175,511
Earnings per share	$ 0.31	$ 0.20
Diluted earnings per share	$ 0.30	$ 0.20

Masonite®

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	March 31 2002	December 31 2001
ASSETS		
Cash	$ 29,634	$ 40,611
Accounts receivable	213,294	201,765
Inventories	249,266	256,689
Income taxes recoverable	2,138	2,138
Prepaid expenses	13,981	12,055
Future income taxes	20,499	20,479
Assets held for sale	24,300	117,542
	553,112	651,279
Property, plant and equipment	603,620	614,216
Other assets	183,931	173,985
Future income taxes	2,806	2,806
	$ 1,343,469	$ 1,442,286
LIABILITIES AND SHAREHOLDERS' EQUITY		
Bank and other indebtedness	$ 4,309	$ 105,377
Accounts payable	199,815	217,814
Income taxes payable	1,503	-
Current portion of long-term debt	22,348	16,177
	227,975	339,368
Long-term debt	466,376	473,703
Subordinated long-term debt	121,076	117,716
Non-controlling interest	29,069	28,125
Future income taxes	78,000	78,152
	922,496	1,037,064
Common stock	240,069	236,262
Retained earnings	222,423	206,311
Foreign currency translation	(41,519)	(37,351)
	420,973	405,222
	$ 1,343,469	$ 1,442,286

Masonite®

Page 8

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of three months ended March 31
(In thousands of U.S. dollars)

	2002	2001
Cash flow from operating activities		
Net income for the period	$ 16,112	$ 8,660
Depreciation and amortization	11,011	7,704
Accretion of interest	3,360	-
Non-controlling interest	944	554
Cash reinvested in working capital and other	(24,727)	(14,095)
	6,700	2,823
Cash flow from investing activities		
Proceeds from sale of assets	100,009	-
Additions to property, plant and equipment, net	(8,214)	(5,422)
Other investing activities	(8,351)	25
	83,444	(5,397)
Cash flow from financing activities		
Proceeds from issue of common stock	1,886	-
Net change in bank and other indebtedness	(101,068)	(182)
Net (Repayment) issue of long-term debt	(1,129)	6,766
	(100,311)	6,584
Foreign currency translation adjustment	(810)	(5,792)
Decrease in cash	(10,977)	(1,782)
Cash, beginning of period	40,611	3,878
Cash, end of period	$ 29,634	$ 2,096

Masonite®

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of three months ended March 31
(In thousands of U.S. dollars)

	2002	2001
Sales		
North America	$ 317,155	$ 267,409
Europe	63,416	52,670
	$ 380,571	$ 320,079
Segment operating income		
North America	$ 33,683	$ 22,826
Europe	6,236	2,464
	39,919	25,290
Expenses		
General	6,280	5,704
Interest	11,516	6,592
Income taxes	5,067	3,780
Non-controlling interest	944	554
	23,807	16,630
Net Income	$ 16,112	$ 8,660

Product Line Segment Data		
Sales:		
Interior products	$ 261,055	$ 217,735
Exterior products	119,516	102,344
	$ 380,571	$ 320,079

Masonite®

Page 10

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: April, 2002 Commission File No.: 1-11796

MASONITE INTERNATIONAL CORPORATION
(Name of registrant)

1600 Britannia Road East
Mississauga, Ontario
L4W 1J2

(Address of Principal Executive Offices)

PREMDOR INC.
(Former Name of Registrant)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index is on page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASONITE INTERNATIONAL CORPORATION

Date: April 26, 2002

By: _______________
Name: Harley Ulster
Title: Executive Vice-President and Secretary

EXHIBIT INDEX

<u>Exhibit</u>	<u>Description of Exhibit</u>	<u>Page</u>
1	Press Release dated April 22, 2002	5

EXHIBIT 1

EXHIBIT 1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM – (Toronto & New York)

MASONITE REPORTS FIRST QUARTER RESULTS

TORONTO, Ontario (April 22, 2002) – Masonite International Corporation today announced its results for the first quarter ended March 31, 2002. Masonite International Corporation reports in U.S. dollars.

First Quarter Highlights

- Sales increase 19% to $380.6 million
- Internal sales growth represents 50% of increase
- EBITDA increases 64%
- EBITDA margin increases from 8.5% to 11.7%
- EBIT increases 72%
- EBIT margin increases from 6.1% to 8.8%
- Net Income increases 85%
- Earnings per share increases 55%
- Repayment of $100 million of debt from sale of assets

Unaudited Financial Summary

(in millions of dollars except per share amounts)

Reported	Q1/02	Q1/01	Increase
SALES	$380.6	$320.1	19%
EBITDA	$44.7	$27.3	64%
EBIT	$33.6	$19.6	72%
INTEREST EXPENSE	$11.5	$6.6	74%
NET INCOME	$16.1	$8.7	85%
EPS	$0.31	$0.20	55%

Sales for the three month period ended March 31, 2002 were $380.6 million, a 19% increase over the $320.1 million reported in the same period in 2001. Internal growth in the quarter accounted for 50% of the increase in sales. Net income for the three month period was $16.1 million compared to $8.7 million reported in the same period in 2001. Earnings per share were $0.31 for the three month period compared to $0.20 per share in the same period in the prior year.

Segment operating income in North America increased to 10.6% of sales in the first quarter this year compared to 8.5% in the same period in the prior year. In Europe, segment operating income increased to 9.8% of sales in the first quarter this year compared to 4.7% in the same period in the prior year.

As previously reported, in the first quarter the Company completed the sale of all of the shares of its subsidiary Craftmaster Manufacturing, Inc. The cash derived from this transaction and other asset sales was used to repay a U.S. $100 million asset sale loan.

Philip S. Orsino, President and Chief Executive Officer stated "We are continuing to see strong improvement in our EBITDA and EBIT margins and earnings per share. Also the amount of total debt was reduced by over $100 million which strengthens our financial position significantly. Our primary objective is to continue to improve profitability and use free cash flow to reduce debt."

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

This press release contains a number of "forward looking statements". All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including sales growth, level of sales, rates of return and earnings per share and other matters, are forward looking statements. They are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; level of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other governmental regulation; and other factors.

- 30 -

For more information contact:
Mr. Lawrence P. Repar
Executive Vice President and
Managing Director of Sales and Marketing
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.premdor.com
www.masoniteinternational.com

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of three months ended March 31
(In thousands of U.S. dollars except per share amounts)

	2002	2001
Sales	$ 380,571	$ 320,079
Cost of goods sold	301,471	263,281
	79,100	56,798
Selling, general and administration	34,450	29,508
Income before undernoted items	44,650	27,290
Depreciation and amortization	11,011	7,704
Income before interest and income taxes	33,639	19,586
Interest	11,516	6,592
	22,123	12,994
Income taxes	5,067	3,780
	17,056	9,214
Non-controlling interest	944	554
Net income	16,112	8,660
Retained earnings, beginning of period	206,311	166,851
Retained earnings, end of period	$ 222,423	$ 175,511
Earnings per share	$ 0.31	$ 0.20
Diluted earnings per share	$ 0.30	$ 0.20

Masonite®

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	March 31 2002	December 31 2001
ASSETS		
Cash	$ 29,634	$ 40,611
Accounts receivable	213,294	201,765
Inventories	249,266	256,689
Income taxes recoverable	2,138	2,138
Prepaid expenses	13,981	12,055
Future income taxes	20,499	20,479
Assets held for sale	24,300	117,542
	553,112	651,279
Property, plant and equipment	603,620	614,216
Other assets	183,931	173,985
Future income taxes	2,806	2,806
	$ 1,343,469	$ 1,442,286
LIABILITIES AND SHAREHOLDERS' EQUITY		
Bank and other indebtedness	$ 4,309	$ 105,377
Accounts payable	199,815	217,814
Income taxes payable	1,503	-
Current portion of long-term debt	22,348	16,177
	227,975	339,368
Long-term debt	466,376	473,703
Subordinated long-term debt	121,076	117,716
Non-controlling interest	29,069	28,125
Future income taxes	78,000	78,152
	922,496	1,037,064
Common stock	240,069	236,262
Retained earnings	222,423	206,311
Foreign currency translation	(41,519)	(37,351)
	420,973	405,222
	$ 1,343,469	$ 1,442,286

Masonite

Page 8

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of three months ended March 31
(In thousands of U.S. dollars)

	2002	2001
Cash flow from operating activities		
Net income for the period	$ 16,112	$ 8,660
Depreciation and amortization	11,011	7,704
Accretion of interest	3,360	-
Non-controlling interest	944	554
Cash reinvested in working capital and other	(24,727)	(14,095)
	6,700	2,823
Cash flow from investing activities		
Proceeds from sale of assets	100,009	-
Additions to property, plant and equipment, net	(8,214)	(5,422)
Other investing activities	(8,351)	25
	83,444	(5,397)
Cash flow from financing activities		
Proceeds from issue of common stock	1,886	-
Net change in bank and other indebtedness	(101,068)	(182)
Net (Repayment) issue of long-term debt	(1,129)	6,766
	(100,311)	6,584
Foreign currency translation adjustment	(810)	(5,792)
Decrease in cash	(10,977)	(1,782)
Cash, beginning of period	40,611	3,878
Cash, end of period	$ 29,634	$ 2,096

Masonite®

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of three months ended March 31
(In thousands of U.S. dollars)

	2002	2001
Sales		
North America	$ 317,155	$ 267,409
Europe	63,416	52,670
	$ 380,571	$ 320,079
Segment operating income		
North America	$ 33,683	$ 22,826
Europe	6,236	2,464
	39,919	25,290
Expenses		
General	6,280	5,704
Interest	11,516	6,592
Income taxes	5,067	3,780
Non-controlling interest	944	554
	23,807	16,630
Net Income	$ 16,112	$ 8,660

Product Line Segment Data		
Sales:		
Interior products	$ 261,055	$ 217,735
Exterior products	119,516	102,344
	$ 380,571	$ 320,079

Masonite®

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: April, 2002 Commission File No.: 1-11796

MASONITE INTERNATIONAL CORPORATION
(Name of registrant)

1600 Britannia Road East
Mississauga, Ontario
L4W 1J2

(Address of Principal Executive Offices)

PREMDOR INC.
(Former Name of Registrant)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index is on page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASONITE INTERNATIONAL CORPORATION

Date: April 26, 2002

By: [signature]

Name: Harley Ulster
Title: Executive Vice-President
and Secretary

EXHIBIT INDEX

EXHIBIT 1

EXHIBIT 1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM – (Toronto & New York)

MASONITE REPORTS FIRST QUARTER RESULTS

TORONTO, Ontario (April 22, 2002) – Masonite International Corporation today announced its results for the first quarter ended March 31, 2002. Masonite International Corporation reports in U.S. dollars.

First Quarter Highlights

- Sales increase 19% to $380.6 million
- Internal sales growth represents 50% of increase
- EBITDA increases 64%
- EBITDA margin increases from 8.5% to 11.7%
- EBIT increases 72%
- EBIT margin increases from 6.1% to 8.8%
- Net Income increases 85%
- Earnings per share increases 55%
- Repayment of $100 million of debt from sale of assets

Unaudited Financial Summary
(in millions of dollars except per share amounts)

	Q1/02	Q1/01	Increase
Reported			
SALES	$380.6	$320.1	19%
EBITDA	$44.7	$27.3	64%
EBIT	$33.6	$19.6	72%
INTEREST EXPENSE	$11.5	$6.6	74%
NET INCOME	$16.1	$8.7	85%
EPS	$0.31	$0.20	55%

Sales for the three month period ended March 31, 2002 were $380.6 million, a 19% increase over the $320.1 million reported in the same period in 2001. Internal growth in the quarter accounted for 50% of the increase in sales. Net income for the three month period was $16.1 million compared to $8.7 million reported in the same period in 2001. Earnings per share were $0.31 for the three month period compared to $0.20 per share in the same period in the prior year.

Segment operating income in North America increased to 10.6% of sales in the first quarter this year compared to 8.5% in the same period in the prior year. In Europe, segment operating income increased to 9.8% of sales in the first quarter this year compared to 4.7% in the same period in the prior year.

As previously reported, in the first quarter the Company completed the sale of all of the shares of its subsidiary Craftmaster Manufacturing, Inc. The cash derived from this transaction and other asset sales was used to repay a U.S. $100 million asset sale loan.

Philip S. Orsino, President and Chief Executive Officer stated "We are continuing to see strong improvement in our EBITDA and EBIT margins and earnings per share. Also the amount of total debt was reduced by over $100 million which strengthens our financial position significantly. Our primary objective is to continue to improve profitability and use free cash flow to reduce debt."

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

This press release contains a number of "forward looking statements". All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including sales growth, level of sales, rates of return and earnings per share and other matters, are forward looking statements. They are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; level of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other governmental regulation; and other factors.

- 30 -

For more information contact:
Mr. Lawrence P. Repar
Executive Vice President and
Managing Director of Sales and Marketing
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.premdor.com
www.masoniteinternational.com

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of three months ended March 31
(In thousands of U.S. dollars except per share amounts)

	2002	2001
Sales	$ 380,571	$ 320,079
Cost of goods sold	301,471	263,281
	79,100	56,798
Selling, general and administration	34,450	29,508
Income before undernoted items	44,650	27,290
Depreciation and amortization	11,011	7,704
Income before interest and income taxes	33,639	19,586
Interest	11,516	6,592
	22,123	12,994
Income taxes	5,067	3,780
	17,056	9,214
Non-controlling interest	944	554
Net income	16,112	8,660
Retained earnings, beginning of period	206,311	166,851
Retained earnings, end of period	$ 222,423	$ 175,511
Earnings per share	$ 0.31	$ 0.20
Diluted earnings per share	$ 0.30	$ 0.20

Masonite®

Page 7

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	March 31 2002	December 31 2001
ASSETS		
Cash	$ 29,634	$ 40,611
Accounts receivable	213,294	201,765
Inventories	249,266	256,689
Income taxes recoverable	2,138	2,138
Prepaid expenses	13,981	12,055
Future income taxes	20,499	20,479
Assets held for sale	24,300	117,542
	553,112	651,279
Property, plant and equipment	603,620	614,216
Other assets	183,931	173,985
Future income taxes	2,806	2,806
	$ 1,343,469	$ 1,442,286
LIABILITIES AND SHAREHOLDERS' EQUITY		
Bank and other indebtedness	$ 4,309	$ 105,377
Accounts payable	199,815	217,814
Income taxes payable	1,503	-
Current portion of long-term debt	22,348	16,177
	227,975	339,368
Long-term debt	466,376	473,703
Subordinated long-term debt	121,076	117,716
Non-controlling interest	29,069	28,125
Future income taxes	78,000	78,152
	922,496	1,037,064
Common stock	240,069	236,262
Retained earnings	222,423	206,311
Foreign currency translation	(41,519)	(37,351)
	420,973	405,222
	$ 1,343,469	$ 1,442,286

Masonite®

Page 8

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of three months ended March 31
(In thousands of U.S. dollars)

	2002	2001
Cash flow from operating activities		
Net income for the period	$ 16,112	$ 8,660
Depreciation and amortization	11,011	7,704
Accretion of interest	3,360	-
Non-controlling interest	944	554
Cash reinvested in working capital and other	(24,727)	(14,095)
	6,700	2,823
Cash flow from investing activities		
Proceeds from sale of assets	100,009	-
Additions to property, plant and equipment, net	(8,214)	(5,422)
Other investing activities	(8,351)	25
	83,444	(5,397)
Cash flow from financing activities		
Proceeds from issue of common stock	1,886	-
Net change in bank and other indebtedness	(101,068)	(182)
Net (Repayment) issue of long-term debt	(1,129)	6,766
	(100,311)	6,584
Foreign currency translation adjustment	(810)	(5,792)
Decrease in cash	(10,977)	(1,782)
Cash, beginning of period	40,611	3,878
Cash, end of period	$ 29,634	$ 2,096

Masonite®

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of three months ended March 31
(In thousands of U.S. dollars)

	2002	2001
Sales		
North America	$ 317,155	$ 267,409
Europe	63,416	52,670
	$ 380,571	$ 320,079
Segment operating income		
North America	$ 33,683	$ 22,826
Europe	6,236	2,464
	39,919	25,290
Expenses		
General	6,280	5,704
Interest	11,516	6,592
Income taxes	5,067	3,780
Non-controlling interest	944	554
	23,807	16,630
Net Income	$ 16,112	$ 8,660

Product Line Segment Data		
Sales:		
Interior products	$ 261,055	$ 217,735
Exterior products	119,516	102,344
	$ 380,571	$ 320,079

Masonite®

Page 10

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: April, 2002 Commission File No.: 1-11796

MASONITE INTERNATIONAL CORPORATION
(Name of registrant)

1600 Britannia Road East
Mississauga, Ontario
L4W 1J2

(Address of Principal Executive Offices)

PREMDOR INC.
(Former Name of Registrant)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index is on page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASONITE INTERNATIONAL CORPORATION

Date: April 26, 2002

By: ______________________
Name: Harley Ulster
Title: Executive Vice-President
and Secretary

EXHIBIT INDEX

Exhibit	**Description of Exhibit**	**Page**
1	Press Release dated April 22, 2002	5

EXHIBIT 1

EXHIBIT 1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM – (Toronto & New York)

MASONITE REPORTS FIRST QUARTER RESULTS

TORONTO, Ontario (April 22, 2002) – Masonite International Corporation today announced its results for the first quarter ended March 31, 2002. Masonite International Corporation reports in U.S. dollars.

First Quarter Highlights

- Sales increase 19% to $380.6 million
- Internal sales growth represents 50% of increase
- EBITDA increases 64%
- EBITDA margin increases from 8.5% to 11.7%
- EBIT increases 72%
- EBIT margin increases from 6.1% to 8.8%
- Net Income increases 85%
- Earnings per share increases 55%
- Repayment of $100 million of debt from sale of assets

Unaudited Financial Summary
(in millions of dollars except per share amounts)

	Q1/02	Q1/01	Increase
Reported			
SALES	$380.6	$320.1	19%
EBITDA	$44.7	$27.3	64%
EBIT	$33.6	$19.6	72%
INTEREST EXPENSE	$11.5	$6.6	74%
NET INCOME	$16.1	$8.7	85%
EPS	$0.31	$0.20	55%

Sales for the three month period ended March 31, 2002 were $380.6 million, a 19% increase over the $320.1 million reported in the same period in 2001. Internal growth in the quarter accounted for 50% of the increase in sales. Net income for the three month period was $16.1 million compared to $8.7 million reported in the same period in 2001. Earnings per share were $0.31 for the three month period compared to $0.20 per share in the same period in the prior year.

Segment operating income in North America increased to 10.6% of sales in the first quarter this year compared to 8.5% in the same period in the prior year. In Europe, segment operating income increased to 9.8% of sales in the first quarter this year compared to 4.7% in the same period in the prior year.

As previously reported, in the first quarter the Company completed the sale of all of the shares of its subsidiary Craftmaster Manufacturing, Inc. The cash derived from this transaction and other asset sales was used to repay a U.S. $100 million asset sale loan.

Philip S. Orsino, President and Chief Executive Officer stated "We are continuing to see strong improvement in our EBITDA and EBIT margins and earnings per share. Also the amount of total debt was reduced by over $100 million which strengthens our financial position significantly. Our primary objective is to continue to improve profitability and use free cash flow to reduce debt."

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

This press release contains a number of "forward looking statements". All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including sales growth, level of sales, rates of return and earnings per share and other matters, are forward looking statements. They are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; level of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other governmental regulation; and other factors.

- 30 -

For more information contact:
Mr. Lawrence P. Repar
Executive Vice President and
Managing Director of Sales and Marketing
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.premdor.com
www.masoniteinternational.com

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of three months ended March 31
(In thousands of U.S. dollars except per share amounts)

	2002	2001
Sales	$ 380,571	$ 320,079
Cost of goods sold	301,471	263,281
	79,100	56,798
Selling, general and administration	34,450	29,508
Income before undernoted items	44,650	27,290
Depreciation and amortization	11,011	7,704
Income before interest and income taxes	33,639	19,586
Interest	11,516	6,592
	22,123	12,994
Income taxes	5,067	3,780
	17,056	9,214
Non-controlling interest	944	554
Net income	16,112	8,660
Retained earnings, beginning of period	206,311	166,851
Retained earnings, end of period	$ 222,423	$ 175,511
Earnings per share	$ 0.31	$ 0.20
Diluted earnings per share	$ 0.30	$ 0.20

Masonite®

Page 7

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	March 31 2002	December 31 2001
ASSETS		
Cash	$ 29,634	$ 40,611
Accounts receivable	213,294	201,765
Inventories	249,266	256,689
Income taxes recoverable	2,138	2,138
Prepaid expenses	13,981	12,055
Future income taxes	20,499	20,479
Assets held for sale	24,300	117,542
	553,112	651,279
Property, plant and equipment	603,620	614,216
Other assets	183,931	173,985
Future income taxes	2,806	2,806
	$ 1,343,469	$ 1,442,286
LIABILITIES AND SHAREHOLDERS' EQUITY		
Bank and other indebtedness	$ 4,309	$ 105,377
Accounts payable	199,815	217,814
Income taxes payable	1,503	-
Current portion of long-term debt	22,348	16,177
	227,975	339,368
Long-term debt	466,376	473,703
Subordinated long-term debt	121,076	117,716
Non-controlling interest	29,069	28,125
Future income taxes	78,000	78,152
	922,496	1,037,064
Common stock	240,069	236,262
Retained earnings	222,423	206,311
Foreign currency translation	(41,519)	(37,351)
	420,973	405,222
	$ 1,343,469	$ 1,442,286

Masonite®

Page 8

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of three months ended March 31
(In thousands of U.S. dollars)

	2002	2001
Cash flow from operating activities		
Net income for the period	$ 16,112	$ 8,660
Depreciation and amortization	11,011	7,704
Accretion of interest	3,360	-
Non-controlling interest	944	554
Cash reinvested in working capital and other	(24,727)	(14,095)
	6,700	2,823
Cash flow from investing activities		
Proceeds from sale of assets	100,009	-
Additions to property, plant and equipment, net	(8,214)	(5,422)
Other investing activities	(8,351)	25
	83,444	(5,397)
Cash flow from financing activities		
Proceeds from issue of common stock	1,886	-
Net change in bank and other indebtedness	(101,068)	(182)
Net (Repayment) issue of long-term debt	(1,129)	6,766
	(100,311)	6,584
Foreign currency translation adjustment	(810)	(5,792)
Decrease in cash	(10,977)	(1,782)
Cash, beginning of period	40,611	3,878
Cash, end of period	$ 29,634	$ 2,096

Masonite®

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of three months ended March 31
(In thousands of U.S. dollars)

	2002	2001
Sales		
North America	$ 317,155	$ 267,409
Europe	63,416	52,670
	$ 380,571	$ 320,079
Segment operating income		
North America	$ 33,683	$ 22,826
Europe	6,236	2,464
	39,919	25,290
Expenses		
General	6,280	5,704
Interest	11,516	6,592
Income taxes	5,067	3,780
Non-controlling interest	944	554
	23,807	16,630
Net Income	$ 16,112	$ 8,660

Product Line Segment Data		
Sales:		
Interior products	$ 261,055	$ 217,735
Exterior products	119,516	102,344
	$ 380,571	$ 320,079

Masonite®

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: April, 2002 Commission File No.: 1-11796

MASONITE INTERNATIONAL CORPORATION
(Name of registrant)

1600 Britannia Road East
Mississauga, Ontario
L4W 1J2

(Address of Principal Executive Offices)

PREMDOR INC.
(Former Name of Registrant)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ___ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Exhibit Index is on page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASONITE INTERNATIONAL CORPORATION

Date: April 26, 2002

By: ______________________
Name: Harley Ulster
Title: Executive Vice-President and Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page
1	Press Release dated April 22, 2002	5

EXHIBIT 1

EXHIBIT 1

FOR IMMEDIATE RELEASE

Stock Symbol: MHM – (Toronto & New York)

MASONITE REPORTS FIRST QUARTER RESULTS

TORONTO, Ontario (April 22, 2002) – Masonite International Corporation today announced its results for the first quarter ended March 31, 2002. Masonite International Corporation reports in U.S. dollars.

First Quarter Highlights

- Sales increase 19% to $380.6 million
- Internal sales growth represents 50% of increase
- EBITDA increases 64%
- EBITDA margin increases from 8.5% to 11.7%
- EBIT increases 72%
- EBIT margin increases from 6.1% to 8.8%
- Net Income increases 85%
- Earnings per share increases 55%
- Repayment of $100 million of debt from sale of assets

Unaudited Financial Summary
(in millions of dollars except per share amounts)

Reported	**Q1/02**	**Q1/01**	**Increase**
SALES	$380.6	$320.1	19%
EBITDA	$44.7	$27.3	64%
EBIT	$33.6	$19.6	72%
INTEREST EXPENSE	$11.5	$6.6	74%
NET INCOME	$16.1	$8.7	85%
EPS	$0.31	$0.20	55%

Sales for the three month period ended March 31, 2002 were $380.6 million, a 19% increase over the $320.1 million reported in the same period in 2001. Internal growth in the quarter accounted for 50% of the increase in sales. Net income for the three month period was $16.1 million compared to $8.7 million reported in the same period in 2001. Earnings per share were $0.31 for the three month period compared to $0.20 per share in the same period in the prior year.

Segment operating income in North America increased to 10.6% of sales in the first quarter this year compared to 8.5% in the same period in the prior year. In Europe, segment operating income increased to 9.8% of sales in the first quarter this year compared to 4.7% in the same period in the prior year.

As previously reported, in the first quarter the Company completed the sale of all of the shares of its subsidiary Craftmaster Manufacturing, Inc. The cash derived from this transaction and other asset sales was used to repay a U.S. $100 million asset sale loan.

Philip S. Orsino, President and Chief Executive Officer stated "We are continuing to see strong improvement in our EBITDA and EBIT margins and earnings per share. Also the amount of total debt was reduced by over $100 million which strengthens our financial position significantly. Our primary objective is to continue to improve profitability and use free cash flow to reduce debt."

Masonite is a unique, integrated, global building products company with its Corporate Headquarters in Mississauga, Ontario and its International Administrative Offices in Tampa, Florida. It operates over 70 facilities in twelve countries in North America, South America, Europe, Asia and Africa and has over 12,000 employees. The Company sells its products to customers in over 50 countries.

This press release contains a number of "forward looking statements". All statements, other than statements of historical fact, included in this press release that address activities, events or developments that the Company or its management expects or anticipates will or may occur in the future, including sales growth, level of sales, rates of return and earnings per share and other matters, are forward looking statements. They are based on certain assumptions and analyses made by the Company and its management in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform with the expectations and predictions of the Company and its management is subject to a number of risks and uncertainties, including: general economic, market and business conditions; level of construction and renovation activity; competition; financing risks; ability to manage expanding operations; retention of key management personnel; environmental and other governmental regulation; and other factors.

- 30 -

For more information contact:
Mr. Lawrence P. Repar
Executive Vice President and
Managing Director of Sales and Marketing
1600 Britannia Road East
Mississauga, Ontario L4W 1J2
(905) 670-6500
www.premdor.com
www.masoniteinternational.com

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS
Period of three months ended March 31
(In thousands of U.S. dollars except per share amounts)

	2002	2001
Sales	$ 380,571	$ 320,079
Cost of goods sold	301,471	263,281
	79,100	56,798
Selling, general and administration	34,450	29,508
Income before undernoted items	44,650	27,290
Depreciation and amortization	11,011	7,704
Income before interest and income taxes	33,639	19,586
Interest	11,516	6,592
	22,123	12,994
Income taxes	5,067	3,780
	17,056	9,214
Non-controlling interest	944	554
Net income	16,112	8,660
Retained earnings, beginning of period	206,311	166,851
Retained earnings, end of period	$ 222,423	$ 175,511
Earnings per share	$ 0.31	$ 0.20
Diluted earnings per share	$ 0.30	$ 0.20

Masonite®

Page 7

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	March 31 2002	December 31 2001
ASSETS		
Cash	$ 29,634	$ 40,611
Accounts receivable	213,294	201,765
Inventories	249,266	256,689
Income taxes recoverable	2,138	2,138
Prepaid expenses	13,981	12,055
Future income taxes	20,499	20,479
Assets held for sale	24,300	117,542
	553,112	651,279
Property, plant and equipment	603,620	614,216
Other assets	183,931	173,985
Future income taxes	2,806	2,806
	$ 1,343,469	$ 1,442,286
LIABILITIES AND SHAREHOLDERS' EQUITY		
Bank and other indebtedness	$ 4,309	$ 105,377
Accounts payable	199,815	217,814
Income taxes payable	1,503	-
Current portion of long-term debt	22,348	16,177
	227,975	339,368
Long-term debt	466,376	473,703
Subordinated long-term debt	121,076	117,716
Non-controlling interest	29,069	28,125
Future income taxes	78,000	78,152
	922,496	1,037,064
Common stock	240,069	236,262
Retained earnings	222,423	206,311
Foreign currency translation	(41,519)	(37,351)
	420,973	405,222
	$ 1,343,469	$ 1,442,286

Masonite®

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOW
Period of three months ended March 31
(In thousands of U.S. dollars)

	2002	2001
Cash flow from operating activities		
Net income for the period	$ 16,112	$ 8,660
Depreciation and amortization	11,011	7,704
Accretion of interest	3,360	-
Non-controlling interest	944	554
Cash reinvested in working capital and other	(24,727)	(14,095)
	6,700	2,823
Cash flow from investing activities		
Proceeds from sale of assets	100,009	-
Additions to property, plant and equipment, net	(8,214)	(5,422)
Other investing activities	(8,351)	25
	83,444	(5,397)
Cash flow from financing activities		
Proceeds from issue of common stock	1,886	-
Net change in bank and other indebtedness	(101,068)	(182)
Net (Repayment) issue of long-term debt	(1,129)	6,766
	(100,311)	6,584
Foreign currency translation adjustment	(810)	(5,792)
Decrease in cash	(10,977)	(1,782)
Cash, beginning of period	40,611	3,878
Cash, end of period	$ 29,634	$ 2,096

Masonite®

UNAUDITED CONSOLIDATED SCHEDULE OF SELECTED SEGMENTED INFORMATION
Period of three months ended March 31
(In thousands of U.S. dollars)

	2002	2001
Sales		
North America	$ 317,155	$ 267,409
Europe	63,416	52,670
	$ 380,571	$ 320,079
Segment operating income		
North America	$ 33,683	$ 22,826
Europe	6,236	2,464
	39,919	25,290
Expenses		
General	6,280	5,704
Interest	11,516	6,592
Income taxes	5,067	3,780
Non-controlling interest	944	554
	23,807	16,630
Net Income	$ 16,112	$ 8,660

Product Line Segment Data		
Sales:		
Interior products	$ 261,055	$ 217,735
Exterior products	119,516	102,344
	$ 380,571	$ 320,079

Masonite®